Mail Stop 6010


October 14, 2005




E. J. Elliott, Chairman and Chief Executive Officer
Gencor Industries Inc.
5201 North Orange Blossom Trail
Orlando, Florida 32810

Via U S Mail and FAX [(407) 299-8241]


Re:	Gencor Industries Inc.
	Form 10-K for the fiscal year ended September 30, 2004
	Form 10-Q for the quarters December 31, 2004, and March 31, and
June 30, 2005
	File No. 1-11703


Dear Mr. Elliott:

      We have reviewed the information filed on September 19, 2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Mr. E. J. Elliott
Gencor Industries Inc.
October 14, 2005
Page 2


Form 10-K as of September 30, 2004

1. We refer to your response to comment 2 from our letter dated August 9, 2005. We see that the UK property has been held for sale for more than one year. Held for sale accounting is appropriate only when each of the six criteria from paragraph 30 to SFAS 144 have been met. Your response does not demonstrate that you have met the criteria for held for sale accounting. In a written response, explain how you have met each of the six criteria from paragraph 30.
If you believe you meet the exceptions described in paragraph 31 to
SFAS 144, provide us a detailed explanation in support of your conclusion.

2. We refer to your response to comment 5 from our letter dated
August 9, 2004. In a written response, provide us a sample of your proposed disclosure.

3. We re-issue comment 7 from our letter dated August 9, 2005.
Either amend the 2004 Form 10-K to provide an audit report on the component audited by other auditors or to have your current auditors take responsibility for the entire audit.

4. We refer to your response to comments 10 and 11 from our letter dated August 9, 2005. For computational purposes only, S-X Rules 4-
08(g) and 3-09 make reference to the mathematical formulas explained in S-X Rule 1-02(w). As set forth in Rule 4-08(g)(1)(ii) the disclosure requirements of S-X Rule 4-08(g) apply to equity method investees. Similarly, S-X Rule 3-09(a) applies to equity method investees as stated in the second sentence to the requirement.
For
purposes of both disclosures the term "equity method investee" is as commonly defined in GAAP. It is not necessary that you control an equity method investee, nor is it necessary that an investee meet the definition of a subsidiary over which you exercise control. Accordingly, we do not agree with your interpretation of the applicability of S-X Rule 4-08(g) or S-X Rule 3-09.

Non-controlling investments in partnerships and limited liability companies are normally equity method investments as defined in GAAP.
In a written response, explain how you have considered and applied in the guidance from EITF 03-16, EITF D-46 and SOP 78-9 in determining whether or not the investees are by definition equity method investees. Your written response should be detailed and specific to the requirements of the literature.


Mr. E. J. Elliott
Gencor Industries Inc.
October 14, 2005
Page 3

5. Your response to comment 12 from our letter dated August 9,
2005
indicates that the investees do not have significant assets, liabilities or equity. In a written response and separately for each investee entity, provide us the financial information on which you based that assertion. Also fully describe the financial information that is available for the investees entities and the periods for which that information is available. Tell us what financial information is required to be provided to you as an investee under the LLC and partnership agreements.

6. We reissue comment 14 from our letter dated August 9, 2005. The structure, purpose and operations of the investment entities should be clarified. In future filings, please disclose an organization chart showing the structure and interrelationship between the various entities. Also make full and clear disclosure about the purpose, size and scope of operations of each entity. Clarify the nature of the "administrative member" of the GP and define that party`s rights and responsibilities for administration of the partnerships. Also, describe the nature, purpose and authority of the GP Management Committee in which you have a 1/3 voting interest.

7. We refer to your response to comment 16 from our letter dated August 9, 2005. We re-issue that comment. You must file exhibits required by Regulation S-K Item 601. If appropriate, confidential portions of agreements may be omitted as permitted by Rule 24b-2 and as explained in Staff Legal Bulletin No.1 (February 28, 1997) available on our web site at www.sec.gov.

8. As a related matter, we see the size and extent of the agreements referred to in prior comment 16 from our letter dated August 9, 2005.
It appears that you should expand Item 1 and/or MD&A to provide a more complete description of the terms and conditions of those arrangements. Either provide expanded disclosure in future filings or provide us thorough written analysis of the agreements demonstrating that you have made full disclosure about all significant terms and conditions of the arrangements.


Form 10-Q as of June 30, 2005

9. We refer to your response to comment 22 from our letter dated August 9, 2005. We see the significant investment in securities identified as trading. Under SFAS 115 trading securities are acquired principally for the purpose of selling them in the near term and trading activity normally reflects frequent buying, selling and trading. In light of the significance of these assets to your balance sheet and your apparent trading strategy, tell us why your Form 10-Q as of June 30, 2005 does not include disclosure about market risk associated with this activity. Refer to Item 305(c) to Regulation S-K.


Mr. E. J. Elliott
Gencor Industries Inc.
October 14, 2005
Page 4


10. As a related matter, in future filings, MD&A should include a detailed description of the nature and terms of the marketable securities.

11. Tell us about any lawsuits filed against you during 2005. With respect to any such matters, tell us why the Forms 10-Q do not present specific disclosure about that litigation. Your response should provide a written analysis of your consideration of the disclosure requirements SFAS 5, SOP 94-6 and SAB Topic 5-Y. That is, explain to us why disclosure was not required by GAAP.


Other

12. We refer to your response to comment 23 from our letter dated
August 9, 2005. We reissue that comment. We do not accept language changing or qualifying the required statements.




	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments. Please file your response letter on EDGAR under the label
"CORRESP".

      You may contact Jeanne Bennett at (202) 551-3606 or me at
(202)
551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at
(202) 551-3676.


      Sincerely,


      Gary R. Todd
								Reviewing Accountant

??

??

??

??